UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Financial Officer

Lanvin Group Holdings Limited (the “Company”) today announced the appointment of Mr. Xi Luo as Chief Financial Officer of the Company, effective June 1, 2026.

Mr. Luo will oversee the Company’s financial affairs, including financial planning and analysis, accounting and controllership, financial management, treasury, investment and financing projects, and investor relations.

Mr. Luo has over 20 years of experience in finance, investment, and capital markets. He has served as Chief Financial Officer of Fosun Capital, where he oversees financing, investment exits, and capital management initiatives. Prior to joining Fosun Capital in 2021, Mr. Luo held senior finance leadership positions at Shiheng, We Doctor and Alibaba Group’s Cainiao Network, where he led financing, investment, investor relations and financial management functions. Earlier in his career, he worked at KPMG in the UK, China and the United States, focusing on audit, financial due diligence and cross-border transactions. Mr. Luo holds a Bachelor of Management degree from the University of Manchester, UK, and is a Chartered Accountant (ACA) certified by the Institute of Chartered Accountants in England and Wales.

In connection with Mr. Luo’s appointment, Mr. Andy Lew will cease serving as interim Chief Financial Officer effective June 1, 2026. Mr. Lew will continue to serve as Executive President of the Company, and will retain all other positions and responsibilities currently held within the Company and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: June 1, 2026